OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 1997
Estimated average burden
hours per response . . .14.90


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)


The Chicago Dock and Canal Trust
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

1673391
(CUSIP Number)

Fred Eychaner, c/o Newsweb Corporation, 1645 W. Fullerton Avenue, Chicago, IL 60614 (312) 975-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D


CUSIP No. 1673391


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fred Eychaner     (S.S.# ###-##-####)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER

533,200

8 SHARED VOTING POWER

- -100-

9 SOLE DISPOSITIVE POWER

533,200

10 SHARED DISPOSITIVE POWER

- -100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

533,300
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.22%

14 TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 1673391

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Newsweb Corporation   (I.R.S.# 362728759)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER

- -0-

8 SHARED VOTING POWER

- -100-

9 SOLE DISPOSITIVE POWER

- -0-

10 SHARED DISPOSITIVE POWER
- -100-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 .002%

14 TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1. Security and Issuer

In accordance with Rule 101 (a)(2)(iii) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 hereby amends and supplements the statement of Schedule 13D, dated January 24, 1995, as amended and restated in its entirety by Amendment No. 1 dated June 16, 1995, as amended and supplemented by Amendment No. 2 dated July 28, 1995, as amended and supplemented by Amendment No. 3 dated November 3, 1995 and as amended and supplemented by Amendment No. 4 dated March 4, 1996 (the "Schedule 13D"), filed by Fred Eychaner individually and on behalf of Newsweb Corporation, relating to the shares of Common Stock, no par value (the "Common Stock" or the "Shares") of the Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 hereby is amended to add the following paragraph at the end of such section:

On June 20, 1996, Newsweb Corporation and the Company entered into a Letter Agreement (the "Agreement") pursuant to which the Company agreed to furnish Newsweb Corporation information regarding the Company in order to enable Newsweb Corporation to evaluate a possible business combination with the Company. Mr. Eychaner intends to review such information and based on such review and other factors may, consistent with the Agreement, engage in one or more of the following:

1. Offer to engage in a business combination involving the Company's stock or assets;

2. Sell all or a portion of his Shares;

3. Continue to have various discussions with the Company's directors, officers, advisors and shareholders regarding actions taken by the Company and its management to maximize the value of the Company; or

4. Take no action.

Item 5. Interest in Securities of the Issuer

(a) Eychaner beneficially owns 533,300 Shares representing 9.22% of the outstanding Shares.

(b) Eychaner has the sole power to vote and the sole power to dispose of 533,200 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to dispose of -0- Shares. Newsweb has the shared power to vote and the shared power to dispose of 100 Shares.

(c) Eychaner purchased (i) 5,000 Shares on March 8, 1996 at a price of $13.625 per Share for a total consideration of $68,125; (ii) 1,500 Shares on March 11, 1996 at a price of $13.75 per Share for a total consideration of $20,625; (iii) 2,000 Shares on March 14, 1996 at a price of $14.25 per Share for a total consideration of $28,500; (iv) 3,000 Shares on March 15, 1996 at a price of $14 per Share for a total consideration of $42,000; and (v) 5,000 Shares on April 10, 1996 at a price of $13.5605 per Share for a total consideration of $67,802.50.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

On June 20, 1996, Newsweb Corporation and the Company entered into the Agreement pursuant to which (i) the Company agreed to provide Newsweb Corporation with confidential information regarding the Company for the purposes of evaluating a possible business combination with the Company; (ii) Newsweb Corporation agreed to keep such information confidential, subject to certain limited exceptions; and (iii) Newsweb Corporation agreed to refrain from engaging in certain acquisitions relating to the Shares, assets or business of the Company during the period beginning on such date and ending on the earlier of (x) December 31, 1996 and (y) the date on which the Company shall disclose publicly that the Company is no longer actively seeking or negotiating indications of interest or offers with respect to, or otherwise pursuing, one or more business combinations involving all or substantially all of the Shares or the Company's assets.


Item 7. Material to be Filed as Exhibits

A copy of the Agreement entered into between Newsweb Corporation and the Company, as described under Items 4 and 6, is attached hereto as Exhibit 1.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 20, 1996

/s/ FRED EYCHANER
- -------------------------
Fred Eychaner


NEWSWEB CORPORATION


/s/ FRED EYCHANER
- -------------------------
Fred Eychaner, President